Issuer Free Writing Prospectus, Dated September 7, 2012

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement

Dated September 6, 2012 and

Registration No. 333-174879

1,050,000 Shares

Magnum Hunter Resources Corporation

8.0% Series D Cumulative Preferred Stock

September 7, 2012

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by Magnum Hunter Resources Corporation (the “Company”) with the Securities and Exchange Commission on September 6, 2012 and the Company’s Registration Statement (File No. 333-174879).  This issuer free writing prospectus sets forth the final pricing information related to the offering of the Company’s 8.0% Series D Cumulative Preferred Stock, including the final size of the offering, which is 1,050,000 shares of 8.0% Series D Cumulative Preferred Stock.

PRICING TERM SHEET

Issuer:	Magnum Hunter Resources Corporation, a Delaware corporation

Securities:	8.0% Series D Cumulative Preferred Stock

Offering Size:	1,050,000 Shares

Best Efforts:

The underwriters are selling the shares of 8.0% Series D Cumulative Preferred Stock on a “best efforts” basis and are not required to sell any specific number or dollar amount of securities, but will use their best efforts to sell the securities offered in the prospectus supplement

Ticker/Exchange:	MHR.PR.D / NYSE MKT

Gross Amount:	$46,200,000

Public Offering Price:	$44.00 per Share

Liquidation Preference:	$50.00 per Share

Stated Dividend Rate:	8.0%, payable monthly

Equivalent Annual Payment at Stated Rate:	$4.00 per Share

Penalty Dividend Rate:	10.0%

Equivalent Annual Payment at Penalty Rate:	$5.00 per Share

Dividend Dates:	The last day of each calendar month

First Dividend Payment Date:	September 30, 2012

First Optional Call Date:

March 21, 2014, unless subject to a special redemption upon a Change of Ownership or Control, in which case securities are redeemable at any point within 90 days from the date of such Change of Ownership or Control, as described in the prospectus supplement

Voting Rights:

At all times with respect to material changes to the terms of the Shares; in addition, during the pendency of a penalty dividend period (resulting from the failure to pay dividends or maintain the listing of the Shares), the right to elect two directors, as described in the prospectus supplement

Maturity:	None (perpetual, subject to discretionary redemption by us after March 21, 2014)

Underwriting Commissions:	$1,617,000

Per Share Proceeds to Issuer:	$42.46 per Share or an aggregate of approximately $44.6 million

Aggregate Proceeds to Issuer:

We will receive net proceeds of approximately $44.1 million from our sale of 1,050,000 Shares of Series D Cumulative Preferred Stock in this offering, after deducting the underwriting commissions and $450,000 estimated offering expenses payable by us.

Use of Proceeds:

We intend to use the net proceeds from this offering for capital expenditures, working capital, acquisitions (whether direct or indirect) of oil and natural gas properties and other investments, repayment or refinancing of indebtedness, the possible repurchase of our common stock, investments in our subsidiaries, redemption of all or a portion of our outstanding equity interests, general corporate purposes or other purposes mentioned in any prospectus supplement. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

Trade Date:	September 7, 2012

Settlement Date:	September 12, 2012

Joint Book Running Managers:	Barclays Capital Inc., MLV & Co. LLC and Wunderlich Securities, Inc.

Co-Managers:	Maxim Group LLC and National Securities Corporation

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY WRITTEN REQUEST TO MAGNUM HUNTER RESOURCES CORPORATION, 777 POST OAK BLVD., SUITE 650, HOUSTON, TEXAS 77056. ALTERNATIVELY, THE ISSUER, UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-726-0557.